UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2021

Commission File Number: 1-31402

CAE INC.

(Translation of registrant’s name into English)

8585 Cote de Liesse

Saint-Laurent, Quebec

Canada H4T 1G6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.4 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-250113).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Subscription Agreement dated February 27, 2021 (redacted).

99.2	Unofficial English Translation of Subscription Agreement dated February 27, 2021 (redacted).

99.3	Share and Asset Purchase Agreement dated February 27, 2021 (redacted).

99.4	Material Change Report dated March 5, 2021.

99.5	Subscription Receipt Agreement dated March 4, 2021.

99.6	Unofficial English Translation of Subscription Receipt Agreement dated March 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2021

CAE INC.

By:	/s/ Mark Hounsell
Name: Mark Hounsell
Title: General Counsel, Chief Compliance Officer and Corporate Secretary